EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$14,678
Receivables, net	339,157
Income taxes receivable	5,541
Inventories	126,108
Deferred income taxes	14,158
Prepaid expenses and other current assets	11,474

Total current assets	511,116
Property, plant and equipment, net	512,023
Goodwill	44,057
Identifiable intangible and other assets, net	178,029

Total	$1,245,225

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$257,580
Current portion of long-term debt	—

Total current liabilities	257,580
Long-term debt	233,643
Deferred income taxes	100,670
Other long-term liabilities	59,386
Parent’s net investment:
Parent’s net investment	597,301
Accumulated other comprehensive loss	(3,355)

Total parent’s net investment	593,946

Total	$1,245,225

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2013
Net sales	$4,194,584
Cost of sales	3,327,923

Gross profit	866,661
Operating costs and expenses:
Selling and distribution	607,642
General and administrative	67,933
Amortization of intangibles	2,160
Facility closing and reorganization costs	5,516
Goodwill impairment	7,894

Total operating costs and expenses	691,145

Operating income	175,516
Other expense:
Interest expense	11,720
Other expense, net	99,773

Total other expense	111,493

Income from continuing operations before income taxes	64,023
Income taxes	25,370

Income from continuing operations	38,653
Loss on sale of discontinued operations, net of tax	(2,100)
Loss from discontinued operations, net of tax	(23)

Net income	36,530
Other comprehensive loss, net of tax	1,086

Comprehensive income	$37,616

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Net Investment
Balance, January 1, 2013	$714,794	$(4,441)	$710,353
Share-based compensation expense	5	—	5
Activity with parent	(154,028)	—	(154,028)
Net income	36,530	—	36,530
Other comprehensive income (loss):
Pension liability adjustment	—	1,362	1,362
Cumulative translation adjustment	—	(276)	(276)

Balance, December 31, 2013	$597,301	$(3,355)	$593,946

DEAN HOLDING COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2013
Cash flows from operating activities:
Net income	$36,530
Loss from discontinued operations	23
Loss on sale of discontinued operations	2,100
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,244
Share-based compensation expense	5
Gain on disposition of assets and operations	(763)
Write-down of impaired assets	1,751
Deferred income taxes	25,539
Other, net	2
Changes in operating assets and liabilities:
Receivables, net	3,113
Inventories	(2,057)
Prepaid expenses and other assets	(1,159)
Accounts payable and accrued expenses	66,938
Income tax receivable/payable	(5,496)

Net cash provided by operating activities – continuing operations	210,770
Net cash used in operating activities – discontinued operations	(880)

Net cash provided by operating activities	209,890
Cash flows from investing activities:
Payments for property, plant and equipment	(57,649)
Cash outflow for acquisitions and investments	(1)
Proceeds from sale of fixed assets	2,608

Net cash used in investing activities	(55,042)
Cash flows from financing activities:
Net proceeds from receivables-backed facility	226,358
Repayment for receivables-backed facility	(173,259)
Contribution to parent	(205,195)

Net cash used in financing activities	(152,096)
Effect of exchange rate changes on cash and cash equivalents	1

Increase in cash and cash equivalents	2,753
Cash and cash equivalents, beginning of period	11,925

Cash and cash equivalents, end of period	$14,678

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